OCEAN THERMAL ENERGY CORPORATION

800 South Queen Street

Lancaster, Pennsylvania 17603-5818

Phone: (717) 299-1344

February 5, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Re: Ocean Thermal Energy Corporation

File No. 024-10418

Ladies and Gentlemen:

Ocean Thermal Energy Corporation hereby applies for withdrawal of its Notification on Form 1-A, SEC file no. 024-10418. We are withdrawing the offering statement because our proposed plan of financing discussed in the notification has been abandoned. No securities have been sold pursuant to the notification.

We respectfully request the consent of the Commission to such withdrawal.

Sincerely,

OCEAN THERMAL ENERGY CORPORATION

/s/ Jeremy P. Feakins

Jeremy P. Feakins

Chief Executive Officer